

June 29, 2015

Mr. Norman Smagley
Chief Financial Officer
Gogo, Inc.
1250 North Arlington Heights Road
Itasca, IL 60143

      Re: Gogo, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed February 27, 2015
               Form 10-Q for Fiscal Year Ended March 31, 2015
               Filed May 7, 2015
               File No. 1-35975

Dear Mr. Smagley:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Note 11. Commitments and Contingencies, page 15

1.   Referring to the first contract disclosed under "Damages and Penalties," we note that you may be required to provide a refund or credit of up to $25 million under certain circumstances to one of your airline partners, and that the refund or credit will be eliminated in its entirety if you complete full installation of your airline partner's international fleet by June 30, 2015. Considering that the initial deadline has passed, the status of this contingent liability is not clear. With respect to this contingency and any other significant contingencies, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is

immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant